EXHIBIT 99.1

EVS Announces Reverse Share Split

CAESAREA, Israel, Jan. 30, 2017 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTC:EVSNF) (“EVS”, or the “Company”), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, today announced that it is to effect a reverse share split of its shares at a ratio of 1-for-10, such that every ten outstanding ordinary shares par value NIS 1.00 of the Company shall be converted into one ordinary share par value NIS 10.00.  At a meeting of the Company’s shareholders on May 2, 2016, the shareholders approved a reverse share split with an exchange ratio of not less than 1-for-5 and not more than 1-for-30 and authorized the Company’s board of directors to direct the Company's management within nine months following the meeting, to implement such reverse share split at an exchange ratio within this range.

The reverse share split will become effective as of the close of business on Friday, March 24, 2017 and the Company's ordinary shares will commence trading on a split-adjusted basis when the market opens on Monday, March 27, 2017.  The Company's post-split ordinary shares will continue to trade on the OTCQB under the symbol ‘EVSNF.’  Prior to the effective date the Company shall announce the new CUSIP number for the ordinary shares following the reverse share split.

Proportional adjustments will be made to the exercise prices of the Company's outstanding warrants and share options, and to the number of shares issued and issuable under the Company's equity compensation plans.

Information for Shareholders

Upon the effectiveness of the reverse split, each ten ordinary shares of the Company’s issued and outstanding share capital will automatically be combined and converted into one issued and outstanding ordinary shares par value NIS 10.0 per share. As a result of the reverse share split, the Company's issued and outstanding ordinary shares will decrease to approximately 9,400,000 ordinary shares, post-split and it’s authorized share capital will be reduced to 12,000,000 ordinary shares. No fractional shares will be issued as a result of the reverse split. Instead, all fractional shares will be rounded up to the next whole number of shares. The reverse share split will not modify the rights or preferences of the ordinary shares.

The Company's transfer agent, American Stock Transfer & Trust Company, LLC, will act as its exchange agent for the reverse share split.  American Stock Transfer & Trust Company, LLC will provide shareholders of record holding certificates representing pre-split shares of the Company's ordinary shares as of the effective date a letter of transmittal providing instructions for the exchange of shares.  Registered shareholders holding pre-split shares of the Company's ordinary shares electronically in book-entry form are not required to take any action to receive post-split shares. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the reverse share split, subject to brokers' particular processes, and will not be required to take any action in connection with the reverse share split.  American Stock Transfer & Trust Company, LLC can be reached at (718) 921-8200.

Additional information about the reverse share split can be found in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 1, 2016, a copy of which is available at www.sec.gov and on the Company's website.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Forward-Looking Statements

Some portions of this press release, particularly those describing the goals of the reverse share split, contain “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. While the Company is working to achieve those goals and believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. These risks and uncertainties include our post-split ordinary shares not being traded at a price in proportion to the decrease in the number of outstanding pre-split ordinary shares, the liquidity of our post-split ordinary shares being adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse share split, the reverse share split being perceived in a negative manner by investors, analysts or other share market participants and the reverse share split resulting in some shareholders owning “odd-lots” of less than 100 post-split ordinary shares, potentially resulting in higher brokerage commissions and other transaction costs. In light of significant risks and uncertainties inherent in forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by the Company that they will achieve such forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft
Tel: +1 646 201 9246
evs@gkir.com